Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-216219
A filing fee of $278,969.58 based on a $2,240,719,500 maximum aggregate offering price, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the debt securities offered by means of this pricing supplement and the accompanying prospectus and prospectus supplement from Registration Statement No. 333-216219.
This paragraph shall be deemed to update the “Calculation of Registration Fee”
table in that Registration Statement.

PRICING SUPPLEMENT Dated September 11, 2018
To Prospectus Dated February 24, 2017 and
Prospectus Supplement Dated May 5, 2017

3M COMPANY
Medium-Term Notes, Series F

$400,000,000 3.000% Notes due 2021

$300,000,000 Floating Rate Notes due 2024

$300,000,000 3.250% Notes due 2024

$600,000,000 3.625% Notes due 2028

$650,000,000 4.000% Notes due 2048

3.000% Notes due 2021

Type of Note:	Fixed Rate

Principal Amount:	$400,000,000

Price to Public:	99.795%

Security Description:	SEC-Registered 3-year Fixed Rate Notes

Proceeds to Company:	99.645% ($398,580,000)

Interest Rate:	3.000% per annum

Original Issue Date:	September 14, 2018

Maturity Date:	September 14, 2021

Interest Payment Dates:	March 14 and September 14 of each year, commencing March 14, 2019

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Day Count Convention:	30/360

Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y BA8 / US88579YBA82

Selling Concession:	0.100%

Reallowance:	0.050%

Underwriters:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC

Blaylock Van, LLC Drexel Hamilton, LLC Guzman & Company Mischler Financial Group, Inc.

Floating Rate Notes due 2024

Type of Note:	Floating Rate

Principal Amount:	$300,000,000

Price to Public:	100.000%

Security Description:	SEC-Registered 5-year Floating Rate Notes

Proceeds to Company:	99.750% ($299,250,000)

Original Issue Date:	September 14, 2018

Maturity Date:	February 14, 2024

Base Rate:	LIBOR; See “—Supplemental Information Concerning LIBOR” below.

Designated LIBOR Page:

The Bloomberg Screen BBAL display page, or any successor page, on Bloomberg or any successor service (or any such other service(s) as may be nominated by ICE Benchmark Administration Limited (“IBA”) or its successor or such other entity assuming the responsibility of IBA or its successor in calculating the London Interbank Offered Rate in the event IBA or its successor no longer does so).

Index Currency:	U.S. Dollars

Spread:	+30 bps (0.300%)

Index Maturity:	3 months

Interest Rate Calculation:	LIBOR determined on the Interest Determination Date plus the Spread

Initial Interest Rate:	LIBOR as of two (2) London Business Days prior to the Original Issue Date plus the Spread

Interest Reset Periods and Dates:	Quarterly on the 14th of February, May, August and November of each year prior to the Maturity Date

Interest Determination Dates:	Quarterly, two (2) London Business Days prior to each Interest Reset Date

Interest Payment Dates:	Payable quarterly on the 14th day of February, May, August and November, beginning November 14, 2018

Minimum Interest Rate:	0.000% per annum

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Day Count Convention:	Actual/360

Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y BE0 / US88579YBE05

Selling Concession:	0.150%

Reallowance:	0.100%

Underwriters:

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Blaylock Van, LLC
Drexel Hamilton, LLC
Guzman & Company
Mischler Financial Group, Inc.

3.250% Notes due 2024

Type of Note:	Fixed Rate

Principal Amount:	$300,000,000

Price to Public:	99.756%

Security Description:	SEC-Registered 5-year Fixed Rate Notes

Proceeds to Company:	99.506% ($298,518,000)

Interest Rate:	3.250% per annum

Original Issue Date:	September 14, 2018

Maturity Date:	February 14, 2024

Interest Payment Dates:	February 14 and August 14 of each year, commencing February 14, 2019

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Day Count Convention:	30/360

Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y BB6 / US88579YBB65

Selling Concession:	0.150%

Reallowance:	0.100%

Underwriters:

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Blaylock Van, LLC
Drexel Hamilton, LLC
Guzman & Company
Mischler Financial Group, Inc.

3.625% Notes due 2028

Type of Note:	Fixed Rate

Principal Amount:	$600,000,000

Price to Public:	100.000%

Security Description:	SEC-Registered 10-year Fixed Rate Notes

Proceeds to Company:	99.600% ($597,600,000)

Interest Rate:	3.625% per annum

Original Issue Date:	September 14, 2018

Maturity Date:	September 14, 2028

Interest Payment Dates:	March 14 and September 14 of each year, commencing March 14, 2019

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Day Count Convention:	30/360

Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y BC4 / US88579YBC49

Selling Concession:	0.250%

Reallowance:	0.150%

Underwriters:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Blaylock Van, LLC Drexel Hamilton, LLC Guzman & Company Mischler Financial Group, Inc.

4.000% Notes due 2048

Type of Note:	Fixed Rate

Principal Amount:	$650,000,000

Price to Public:	98.811%

Security Description:	SEC-Registered 30-year Fixed Rate Notes

Proceeds to Company:	98.061% ($637,396,500)

Interest Rate:	4.000% per annum

Original Issue Date:	September 14, 2018

Maturity Date:	September 14, 2048

Interest Payment Dates:	March 14 and September 14 of each year, commencing March 14, 2019

Regular Record Date:	The 15th calendar day immediately preceding the applicable Interest Payment Date

Redemption:	Yes, see “Optional Make-Whole Redemption and Redemption at Par Prior to Maturity” below.

Day Count Convention:	30/360

Form:	DTC, Book-Entry

CUSIP/ISIN:	88579Y BD2 / US88579YBD22

Selling Concession:	0.450%

Reallowance:	0.250%

Underwriters:

Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Credit Suisse Securities (USA) LLC
Blaylock Van, LLC
Drexel Hamilton, LLC
Guzman & Company
Mischler Financial Group, Inc.

Optional Make-Whole Redemption and Redemption at Par Prior to Maturity:

Prior to the Applicable Par Call Date (as defined below), the 3.000% Notes due 2021, the 3.250% Notes due 2024, the 3.625% Notes due 2028 and the 4.000% Notes due 2048 will be redeemable at any time, in whole or from time to time in part, at the Company’s option at a redemption price equal to the greater of

•                                         100% of the principal amount of the notes to be redeemed, and

•                                         as determined by the quotation agent (as defined below), the sum of (a) the present value of the payment of principal on the notes to be redeemed and (b) the present values of the scheduled payments of interest on such notes to be redeemed that would have been payable from the date of redemption to the Applicable Par Call Date (not including any portion of such payments of interest accrued to the date of redemption), each discounted to the redemption date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months at the treasury rate (as defined below) plus, in the case of the 3.000% Notes due 2021, 5 basis points, in the case of the 3.250% Notes due 2024, 7.5 basis points, in the case of the 3.625% Notes due 2028, 10 basis points, or in the case of the 4.000% Notes due 2048, 15 basis points, plus, in the case of both clauses above, accrued and unpaid interest on the notes to be redeemed to the redemption date.

In addition, at any time on or after the Applicable Par Call Date, each of the 3.000% Notes due 2021, the 3.250% Notes due 2024, the 3.625% Notes due 2028 and the 4.000% Notes due 2048 will be redeemable, in whole but not in part at the Company’s option, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest thereon to the date of redemption.

“Applicable Par Call Date” means (1) with respect to the 3.000% Notes due 2021, August 14, 2021 (one month prior to the maturity of the 3.000% Notes due 2021), (2) with respect to the 3.250% Notes due 2024, January 14, 2024 (one month prior to the maturity of the 3.250% Notes due 2024), (3) with respect to the 3.625% Notes due 2028, June 14, 2028 (three months prior to the maturity of the 3.625% Notes due 2028) and (4) with respect to the 4.000% Notes due 2048, March 14, 2048 (six months prior to the maturity of the 4.000% Notes due 2048).

“Comparable treasury issue” means the United States Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of notes to be redeemed as if the notes matured on the Applicable Par Call Date that would be utilized, at the time of a selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable treasury price” means, with respect to any redemption date, (i) the average of at least three reference treasury dealer quotations for that redemption date, after excluding the highest and lowest of five or more reference treasury dealer quotations, or (ii) if the Trustee obtains fewer than five reference dealer quotations, the average of all reference treasury dealer quotations so obtained.

“Quotation agent” means the reference treasury dealer appointed by the Company.

“Reference treasury dealer” means (i) each of Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Goldman Sachs & Co. LLC and their respective successors; however, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “primary treasury dealer”), the Company will substitute another primary treasury dealer; and (ii) any other primary treasury dealer(s) selected by the Company.

“Reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury rate” means, with respect to any redemption date, the annual rate equal to the semi-annual equivalent yield to maturity of the comparable treasury issue, assuming a price of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for that redemption date.

In the case of a partial redemption of the 3.000% Notes due 2021, the 3.250% Notes due 2024, the 3.625% Notes due 2028 or the 4.000% Notes due 2048, selection of the notes for redemption will be made pro rata, if commercially practicable in accordance with the procedures of DTC or the relevant depositary, and if not, then by lot or such other method as required in accordance with the procedures of DTC or the relevant depositary. The notes will be redeemed in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of such notes to be redeemed. New notes in principal amounts of at least $2,000 equal to the unredeemed portion of the notes will be issued in the name of the holder of the notes upon surrender for cancellation of the original notes. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the notes offered hereby for general corporate purposes.

Supplemental Information Concerning LIBOR:

With respect to the Floating Rate Notes due 2024, the discussion of the LIBOR determination set forth in the Company’s prospectus supplement dated May 5, 2017 under the caption “Description of Notes We May Offer – Interest Rates – LIBOR Notes” is amended and restated to read as follows:

If you purchase a LIBOR note, your note will bear interest at a base rate equal to the London interbank offered rate for deposits in U.S. dollars, which is referred to as “LIBOR”. In addition, the applicable LIBOR base rate will be adjusted by the Spread, specified above. LIBOR will be determined in the following manner:

•      LIBOR will be the offered rate appearing on the designated LIBOR page, as of 11:00

A.M., London time, on the relevant LIBOR interest determination date, for deposits of the relevant index currency having the relevant index maturity beginning on the relevant interest reset date.

•      If no rate appears on the designated LIBOR page, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant LIBOR interest determination date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent, after consultation with us: deposits of the index currency having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the quotations.

•      If fewer than two quotations are provided as described in the prior paragraph, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., in the principal financial center, on that LIBOR interest determination date, by three major banks in that financial center selected by the calculation agent: loans of the index currency having the relevant index maturity, beginning on the relevant interest reset date, and in a representative amount.

•      If fewer than three banks selected by the calculation agent are quoting as described in the prior paragraph, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial base rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Notwithstanding the above, if we determine on or prior to the relevant Interest Determination Date, after consultation with an independent financial advisor selected by us in our sole discretion, that LIBOR has ceased to be calculated or administered or is no longer viewed as an acceptable benchmark rate in accordance with accepted market practice for debt obligations such as the Floating Rate Notes, then we will appoint in our sole discretion an independent financial advisor (the “IFA”) to determine whether there is a substitute or successor base rate to LIBOR that is consistent with accepted market practice for debt obligations such as the Floating Rate Notes (the “Alternative Rate”). If the IFA determines that there is an Alternative Rate, for each future Interest Determination Date, the calculation agent shall use such Alternative Rate as a substitute for LIBOR in calculating the interest rate on the Floating Rate Notes. As part of such substitution, the calculation agent will make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, Interest Determination Dates, Interest Reset Dates and related provisions and definitions (“Adjustments”), in each case that are consistent with accepted market practice for the use of such Alternative Rate, all as determined and directed by the IFA; provided, however, that the calculation agent shall not be required to implement any such Adjustments that affects its own rights, duties or immunities under the Indenture, the Calculation Agency Agreement or otherwise. If the IFA determines that there is no such Alternative Rate as provided above, LIBOR will be equal to the rate of interest in effect with respect to the immediately preceding Interest Determination Date or, in the case of the initial Interest Determination Date, the rate of interest will be equal to the Initial Interest Rate.

Supplemental Risk Factor with Respect to the Fixed Rate Notes:	If interest rates increase, in most cases the market value of the notes will decrease and, if you sell the notes prior to maturity, you will receive less than the principal amount of the notes.

Supplemental Risk Factor with Respect to the Floating Rate Notes:

Reform and impending regulation of LIBOR could adversely affect interest paid on, and could result in certain changes to the terms of, the Floating Rate Notes due 2024.

The Floating Rate Notes due 2024 will bear interest at a floating rate based on LIBOR. LIBOR and other “benchmark” rates are the subject of ongoing national and international regulatory reform. For example, on July 27, 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021

(the “FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Following the implementation of such reforms or any other reforms to LIBOR or other benchmark rates that may be enacted in the United Kingdom, the European Union or elsewhere, the manner of administration of such benchmarks may change, with the result that such benchmarks may perform differently than in the past, such benchmarks could be eliminated entirely, or there could be other consequences which cannot be predicted. If LIBOR ceases to be calculated or administered or is no longer viewed as an acceptable benchmark rate, this could result in an adjustment to the spread or other related provisions of the Floating Rate Notes due 2024, or result in other consequences in respect of the Floating Rate Notes due 2024. We can give no assurance that we and the calculation agent will be able to identify an Alternative Rate (as defined herein). If LIBOR ceases to be calculated or administered or is no longer viewed as an acceptable benchmark rate, there can be no guarantee that an agreed-upon Alternative Rate will be in place. If no Alternative Rate can be determined, the relevant rate of interest will be equal to the rate of interest in effect with respect to the immediately preceding Interest Determination Date (which, in the case of the initial Interest Determination Date applicable to the Floating Rate Notes due 2024, will be equal to the Initial Interest Rate and the return received therefrom by holders of the Floating Rate Notes due 2024 may be different from the return received if the relevant floating interest rate was reset on the relevant Interest Reset Date using the 3-month U.S. dollar LIBOR, as applicable. Moreover, even if an Alternative Rate is identified, the return received by holders of the Floating Rate Notes due 2024 may be different using such Alternative Rate from the return received using the 3-month U.S. dollar LIBOR.

Supplemental Information Concerning Plan of Distribution:

On September 11, 2018, the Company agreed to sell to the underwriters listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.645% for the 3.000% Notes due 2021, at a net price of 99.750% for the Floating Rate Notes due 2024, at a net price of 99.506% for the 3.250% Notes due 2024, at a net price of 99.600% for the Notes due 2028 and at a net price of 98.061% for the 4.000% Notes due 2048. The purchase price for the 3.000% Notes due 2021 equals the stated issue price of 99.795% less a combined management and underwriting commission of 0.150% of the principal amount of the notes, the purchase price for the Floating Rate Notes due 2024 equals the stated issue price of 100.000% less a combined management and underwriting commission of 0.250% of the principal amount of the notes, the purchase price for the 3.250% Notes due 2024 equals the stated issue price of 99.756% less a combined management and underwriting commission of 0.250% of the principal amount of the notes, the purchase price for the 3.625% Notes due 2028 equals the stated issue price of 100.000% less a combined management and underwriting commission of 0.400% of the principal amount of the notes and the purchase price for the 4.000% Notes due 2048 equals the stated issue price of 98.811% less a combined management and underwriting commission of 0.750% of the principal amount of the notes.

Name	Principal Amount of 3.000% Notes due 2021	Principal Amount of Floating Rate Notes due 2024	Principal Amount of 3.250% Notes due 2024	Principal Amount of 3.625% Notes due 2028	Principal Amount of 4.000% Notes due 2048
Citigroup Global Markets Inc.	$98,000,000	$73,500,000	$73,500,000	$147,000,000	$159,250,000
Deutsche Bank Securities Inc.	98,000,000	73,500,000	73,500,000	147,000,000	159,250,000
Goldman Sachs & Co. LLC	98,000,000	73,500,000	73,500,000	147,000,000	159,250,000
Credit Suisse Securities (USA) LLC	98,000,000	73,500,000	73,500,000	147,000,000	159,250,000
Blaylock Van, LLC	2,000,000	1,500,000	1,500,000	3,000,000	3,250,000
Drexel Hamilton, LLC	2,000,000	1,500,000	1,500,000	3,000,000	3,250,000
Guzman & Company	2,000,000	1,500,000	1,500,000	3,000,000	3,250,000
Mischler Financial Group, Inc.	2,000,000	1,500,000	1,500,000	3,000,000	3,250,000
Total	$400,000,000	$300,000,000	$300,000,000	$600,000,000	$650,000,000

It is expected  that delivery of the notes will be made against payment therefor on or about September 14, 2018, which is the third business day following the date of pricing of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company or the Company’s affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging financing and brokerage activities.  Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company or the its affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates.  The underwriters or their affiliates may have a lending relationship with the Company and certain of the underwriters or their affiliates routinely hedge, have hedged and are likely in the future to hedge, or may hedge, their credit exposure to the Company consistent with their customary risk management policies.  Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation by entering into positions in the Company’s securities, including potentially the notes offered hereby.  Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.  The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additional Selling Restrictions:

Notice to Prospective Investors in the European Economic Area

None of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus is a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investors”).   Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any related free writing prospectus may only do so with respect to Qualified Investors. Neither 3M Company nor the underwriters have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

PRIIPs Regulation / Prospectus Directive / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.  For these purposes, (a) the expression “retail investor” means a person who is one (or more) of:  (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC, as amended (the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive; and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.